Exhibit 99.2

Management’s Discussion and Analysis Year Ended December 31, 2013

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. and its subsidiaries and associate (“Baja” or the “Company”) provides analysis of the Company’s financial results for the year ended December 31, 2013. All financial information included in this MD&A, including comparatives, has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following information should be read in conjunction with the accompanying audited consolidated financial statements, notes to those financial statements and the Company’s Annual Information Form for the year ended December 31, 2013, all of which are available on the SEDAR website at www.sedar.com. Financial information is expressed in United States dollars, unless stated otherwise. This MD&A is current as of March 31, 2014.

Caution on forward-looking information

This MD&A contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results, mineral resource estimates, projected liquidity, capital expenditures, available capital resources and the potential availability of short-term and long-term financing, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include: the impact of the loss of control of the Company’s principal asset and related uncertainties regarding decisions on the further development of the Boleo Project (or the “Project”); uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Project, and the issuance of required permits; uncertainties relating to the Company’s ability to obtain additional financing to fund its working capital needs and to contribute to MMB’s cost overrun; uncertainties relating to MMB’s ability to obtain additional financing to fund its current working capital and project completion needs; the uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2013, filed with the Canadian securities regulatory authorities and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary note concerning reserve and resource estimates

This MD&A and other information released by Baja uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

Baja is required to comply with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, which contains rules regarding the public disclosure by an issuer of scientific and technical information concerning its material mineral projects. All reserve and resource estimates contained in this MD&A have been be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja in compliance with NI 43-101, also qualify as reserves under the SEC’s standards.

Risk factors

In addition to those risk factors highlighted below, readers should carefully consider the risks and uncertainties described in the Company’s Annual Information Form for the year ended December 31, 2013, before deciding whether to invest in the common shares of Baja:

The Company may be unable to continue as a going concern

The Company’s interest in MMB is its principal asset. The Company’s market capitalization has declined to below $10 million.

MMB remains in an Event of Default as defined in MMB’s senior lending agreements. Should KORES or the Consortium not continue to fund the construction of the Boleo Project to completion and/or a formal debt restructuring agreement is not reached with the remaining 2010 Project Financing Lenders, this could result in the shutdown of the Boleo Project and the insolvency of MMB. As the Company has provided a proportionate (70%) guarantee in respect of the 2010 Project Financing and a proportionate (70%) economic completion guarantee, the insolvency of MMB would result in the 2010 Project Financing Lenders calling on the guarantees, which would result in the insolvency of the Company. As at December 31, 2013, MMB had drawn $229.3 million against the 2010 Project Financing.

The latest of several standstill agreements with MMB’s remaining 2010 Project Financing Lenders (which no longer includes US EXIM) has been executed covering the period until the earlier of the execution of a formal debt restructuring agreement, and April 30, 2014.

Critical factors, amongst others, impacting the likelihood of any demand arising under the senior borrowing guarantee and, therefore, the Company’s ability to continue as a going concern, include the following: (i) the continued funding of the Boleo Project by KORES or the Consortium; (ii) the continued forbearance of the remaining 2010 Project Financing Lenders in choosing not to exercise any remedies available to them under the Event of Default; (iii) the renewal of the standstill agreement that is due to expire on April 30, 2014 and/or the reinstatement or replacement of the remaining 2010 Project Financing; (iv) completion of development of the Boleo Project; (v) establishing profitable operations.

The achievement of these factors above cannot be assured. In addition, should the Company be required to repay to the Consortium the refundable manganese deposit liability of $10 million, it currently has insufficient funds available to settle this liability (see note 9 in the Company’s Consolidated Financial Statements for the year ended December 31, 2013 (the “Consolidated Financial Statements”)). Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

Due to the nature of its business, MMB may be subject to numerous audits from the Mexican tax authorities, claims, lawsuits and other proceedings in the ordinary course of its business. There can be no assurance that such

Baja Mining Corp. MD&A Year ended December 31, 2013

matters will not have a material adverse effect on MMB’s business, and therefore have a material adverse impact on the Company.

Further dilution of ownership in MMB expected if total costs to complete the Project exceed $1,751 million

If the total costs to complete the Project exceeds $1,751 million and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB (or such percentage ownership pursuant to any participation in the Phase II Funding Requirement) will be further diluted according to a dilution formula to be negotiated.

In July 2013, the MMB Board approved a revised project budget of $1,795 million. MMB has advised the Company that its latest available total project cost forecast is in line with the approved project budget amount, but that further cost overruns may be incurred, particularly if the project schedule slips further, or if the Project struggles to achieve sufficient positive operating cash flows following commercial start-up. Baja’s ownership interest in MMB may be diluted materially below 10% depending the magnitude of any further project cost overruns and/or post-completion working capital requirements and on the terms of the dilution formula to be agreed.

The Company and MMB have no history of generating revenues from operations; the Company may never generate any revenues or cash flows from operations

MMB currently has no commercial production at Boleo, and the Company and MMB have never recorded any revenues from mining operations. The Company expects to continue to incur losses, and will continue to do so until such time as the Project commences commercial production and generates sufficient cash flows to support the payment of shareholder loan interest and/or any principal repayment, or other distribution of cash to the Company, or the Company develops an alternative project opportunity generating cash flow for the Company.

MMB may not generate sufficient cash flows from the Project, and therefore the Company may not, in the foreseeable future or ever, generate any interest revenues or receive any dividends or repayment of loan principal from the Boleo Project. There can be no assurance that the Company would be able to raise any additional funding required to finance operations until such time as the Boleo Project generates sufficient positive cash flows for the Company.

The Company may not be able to deliver an updated NI 43-101 technical report on the Boleo Project to its shareholders in the foreseeable future, nor participate in the Phase II Funding Requirement

In July 2012, SRK was separately engaged by Baja to complete an updated NI 43-101 compliant technical report on the Boleo Project (the “Updated NI 43-101 Technical Report”). Completion of the Updated NI 43-101 Technical Report is dependent upon MMB and KORES who are working with their mining consulting engineers to finalize the design of the mining operations. The Company has no control or influence over the completion of the mine plan and other technical aspects of the technical report being prepared separately for MMB and KORES that will provide the basis for the Updated NI 43-101 Technical Report preparation. As of the date of this MD&A, the Company has received no notification from MMB or KORES that a final mine plan has been agreed, nor any indication of when a final mine plan may be agreed. Therefore, the Company remains unable to provide any guidance regarding the timing of the completion of the Updated NI 43-101 Technical Report.

MMB may not, in the foreseeable future, deliver a mine plan that can serve as the basis for the Updated NI 43-101 Technical Report. In which case, the Company would be unable to disclose and file an Updated NI 43-101 Technical Report on SEDAR for shareholders and other potential investors to evaluate the Project, nor exercise its Phase II Participation Rights.

Baja Mining Corp. MD&A Year ended December 31, 2013

Summarized financial results

	December 31	December 31
(USD thousands unless otherwise noted)	2013	2012

Cash and cash equivalents	3,103	5,562
Working capital deficit(1)	(4,867)	(85)
Loan receivable(2)	17,905	-
Investment in associate(2)	-	43,694
Senior debt(3)	-	-
Subordinated debt(4)	10,000	10,000

1)
Includes $1.67 million receivable from MMB, which is classified as a current asset reflecting management’s judgment that the receivable from MMB is contractually due and owing, and as such, the receivable is a current asset. There is uncertainty to whether this receivable will be realized into cash within twelve months. See “Liquidity and Capital Resources”.

2)	Following the loss of significant influence over MMB, the Company’s investment in MMB is carried as shareholder loans receivable.
3)
Balances drawn by MMB under the 2010 Project Financing (including accrued interest) as at December 31, 2013, are $229.3 million. The Company has provided a guarantee in respect of 70% of MMB’s senior debt.

4)	Manganese Refundable Deposit Liability.

	Three months ended		Year ended
	December 31		December 31
(USD thousands unless otherwise noted)	2013	2012	2013	2012

Capital expenditures - property, plant and equipment	-	6	-	279,238
Loss on deconsolidation of subsidiary	-	11,426	-	127,260
Loss on dilution of interest in associate	-	-	(31,642)	-
Share of results of associate - income	-	(25,178)	(5,853)	(9,985)
Loss (income)	(193)	(1,229)	29,319	321,269
Loss (income) attributable to shareholders	(193)	(1,229)	29,319	270,273
Loss (income) per share - basic	-	-	0.09	0.79

Fourth quarter highlights and recent events

  Minera y Metalurgica del Boleo S.A.P.I. de C.V. (“MMB”) remains in an Event of Default resulting from the cost overruns at the Boleo Project (the “Project”) identified during the quarter ended June 30, 2012;

  During the quarter ended December 31, 2013, KORES continued to support the construction of the Boleo Project having contributed a further $144.9 million in construction funding during the quarter and, subsequent to December 31, 2013, a further $59.2 million;

  During the quarter ended December 31, 2013, the Company incurred expenditures of $0.18 million in connection with its Cinto Colorado option agreement (the “Agreement”). Subsequent to the year end, the Company announced that it reached agreement to extend the term of the Cinto Option Agreement. (see “Cinto Colorado Option Agreement”);

  On December 3, 2013, the Company announced that Mount Kellett Master Fund II A LP filed a report on www.sedar.com after the market close on December 3, 2013, advising that it had sold all of its 67,421,117 common shares of Baja;

  In December 2013, the latest of several standstill agreements with MMB’s remaining 2010 Project Financing Lenders (which no longer includes US EXIM) was executed covering the period until the earlier of the execution of a formal debt restructuring agreement, and April 30, 2014. MMB has further advised the Company that MMB and KORES have discussed debt restructuring proposals with the remaining 2010 Project Financing Lenders;

Baja Mining Corp. MD&A Year ended December 31, 2013

  In December 2013, the Company announced that MMB had reported to Baja that MMB is targeting first copper production by June 1, 2014. Manpower shortages were experienced in December with many contractor employees leaving for the holidays despite retention incentives being in place resulting in the date for mechanical completion of the copper circuit being delayed until the end of March 2013. The target date for the production of first copper by June 1, 2014 is currently unchanged, but the target date for the mechanical completion of the cobalt zinc circuits is now scheduled for the middle of June 2014, with first production scheduled for the end of July 2014. However, the latest available project schedules provided by MMB are currently under review (see “Boleo Project Development Activities”);

  The Company reported income during the quarter ended December 31, 2013 of $0.19 million reflecting the impact of a $0.71 million foreign exchange gain during the quarter. The Company reported a loss for the year ended December 31, 2013 of $29.32 million;

  On January 24, 2014, Baja announced that it had reached an agreement with Louis Dreyfus to settle their disputes relating to the Boleo Project (the “Louis Dreyfus Settlement”). As a result, Baja and Louis Dreyfus have fully and finally terminated these proceedings (see “Settlement of Louis Dreyfus Actions”);

  In February 2014, the Company notified the TSX that it would voluntarily delist the Company’s securities from trading on the TSX and that it had applied to the TSX Venture Exchange (the “TSX-V”) to obtain a Tier 2 listing. On March 14, 2014, the Company de-listed from the TSX and on March 17, 2014 the Company’s shares commenced trading on the TSX-V as a Tier 2 issuer (see “TSX Venture Exchange Listing”);

  Subsequent to the year end, the Company has entered into negotiations with KORES to join it and the other members of the Korean Consortium in agreeing to a conversion of all of the outstanding shareholder loans of MMB into equity of MMB. In parallel, Baja and KORES are also negotiating an agreement on certain key terms to be included in a new MMB shareholders agreement (see “Corporate Outlook – MMB Shareholder Loans Debt to Equity Conversion, New Shareholders Agreement and MMB Debt Restructuring”).

Overview

Baja Mining Corp. was incorporated on July 15, 1985, under the Company Act (British Columbia). The Company’s principal asset is its investment in the Boleo Project, a copper-cobalt-zinc-manganese deposit located near Santa Rosalia, Baja California Sur, Mexico. The Project is currently under construction, and surface and underground mining activities have commenced. Baja controlled and operated the Boleo Project up until the change in control of MMB on August 27, 2012. In addition, the Company intends to investigate and potentially pursue alternative project opportunities (see “Cinto Colorado Option Agreement”).

As at December 31, 2013, the Company owned a 10.0% interest in the Project through its wholly owned Luxembourg subsidiary, Baja International S.à r.l., which owns 100% of a Luxembourg subsidiary, Boleo International S.à r.l., which in turn owns 10.0% of the shares of MMB. MMB holds all mineral and property rights in the Project. As at December 31, 2013, the remaining 90.0% of MMB was indirectly owned by members of a Korean consortium (the “Consortium”), comprised of KORES, LS-Nikko Copper Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd., and Iljin Materials Co. Ltd., which acquired an initial 30% interest in June 2008. During the year ended December 31, 2013, KORES contributed further $466.1 million in funding to MMB and, subsequent to the year end, a further $59.2 million.

Following the loss of control of MMB on August 27, 2012, the Company is no longer the operator of the Boleo Project and no longer has day-to-day involvement in the management and development of the Project. The Company’s current focus is on addressing outstanding matters relating to the change of control in MMB and considering alternative opportunities for the benefit of its stakeholders.

Event of Default and Standstill Agreement

As at the date of this MD&A, MMB remained in an Event of Default. In December 2013, the latest of several standstill agreements with MMB’s remaining 2010 Project Financing Lenders was executed covering the period until the earlier of the execution of a formal debt restructuring agreement, and April 30, 2014. MMB has further

Baja Mining Corp. MD&A Year ended December 31, 2013

advised the Company that MMB and KORES have discussed debt restructuring proposals with the remaining 2010 Project Financing Lenders.

The Company has provided a proportionate (70%) guarantee in respect of the 2010 Project Financing and a proportionate (70%) economic completion guarantee. As at December 31, 2013, MMB had drawn $229.3 million against the 2010 Project Financing.

Consortium Phase II Funding Commitment

On January 30, 2013, KORES on behalf of the Consortium provided a definitive commitment to Baja that it would complete the Phase II Funding Requirement.

On July 30, 2013, KORES completed the Phase II Funding Requirement and the Company’s interest in MMB was diluted to 10% and the principal balance of its shareholder loans reduced in proportion to $93.8 million.

Cinto Colorado Option

On February 14, 2014, the Company announced that because of continuing legal due diligence pertaining to title, licenses and environmental issues, it reached agreement to extend the term of the Cinto Option Agreement. The parties have agreed to extend the pre-feasibility study delivery deadline to the earlier of i) six (6) months following the date on which the legal due diligence is completed to the satisfaction of the Company, or ii) November 25, 2014. In addition, certain terms have been included in the option agreement to accommodate pre-existing arrangements between the sole shareholder of Cinto Colorado and a partner, Prochorus Resources Ltd.

During 2013, the Company incurred exploration and evaluation expenditures relating to the Cinto Colorado Option Agreement of $0.57 million.

MMB Board Representation

In July 2013, following the reduction of the Company’s ownership in MMB to less than 20% and in accordance with the terms of the Consortium Financing, Baja’s representation on MMB’s five-person board of directors was reset in proportion to its ownership percentage and Mr. Ross Glanville resigned as a director of MMB’s board, leaving Tom Ogryzlo as Baja’s remaining representative on the MMB board.

Significant Shareholder

On December 3, 2013, the Mount Kellett Master Fund II A LP filed a report on www.sedar.com after the market close on December 3, 2013, advising that it has sold all of its 67,421,117 common shares of Baja.

TSX Venture Exchange Listing

In December 2013, the Company was notified by the Toronto Stock Exchange ("TSX") that it would be reviewing the eligibility for continued listing on TSX of the securities of the Company pursuant to Part VII of The Toronto Stock Exchange Company Manual. At that time, the Company activated plans to investigate if its securities may qualify for an alternative listing on TSX Venture Exchange.

In February 2014, the Company notified the TSX that it would voluntarily delist the Company’s securities from trading on the TSX and that it had applied to the TSX Venture Exchange (the “TSX-V”) to obtain a Tier 2 listing. On March 14, 2014, the Company de-listed from the TSX and on March 17, 2014 the Company’s shares commenced trading on the TSX-V as a Tier 2 issuer.

As the Company’s common shares have been registered in the United States under the United States Securities Exchange Act of 1934, as amended, the Company will continue to be required to comply with ongoing reporting obligations under the rules and regulations of the United States Securities and Exchange Commission applicable to a foreign private issuer. However, the Company has investigated the feasibility of de-registering in the United

Baja Mining Corp. MD&A Year ended December 31, 2013

States. Pending receipt of certain documentation from MMB, the Company will initiate steps to deregister its securities in the United States.

Settlement of Louis Dreyfus Actions

On January 24, 2014, Baja announced that it has reached an agreement with Louis Dreyfus to settle their disputes relating to the Boleo Project (the “Louis Dreyfus Settlement”).

As a result of the Louis Dreyfus Settlement, which was completed in February 2014, Baja and Louis Dreyfus have fully and finally terminated these proceedings. Under the terms of the Louis Dreyfus Settlement:

  Baja and Louis Dreyfus agreed that the Convertible Cost Overrun Facility dated September 28, 2010 (the “COF”) is terminated and no longer exists;

  Both Baja and Louis Dreyfus agreed to fully and finally withdraw all known claims made or which could have been made in the LCIA arbitration proceedings and the proceedings in the Supreme Court of British Columbia;

  Baja shall receive a refund of the Counterclaim Security (defined in “Legal Proceedings”) from the LCIA (received January 31, 2013); and

  Baja and Louis Dreyfus agreed that the Bonus Warrant Agreement dated September 28, 2010 and bonus warrants issued to LDCMS pursuant to the COF, which were never exercised by Louis Dreyfus, are terminated and no longer exist.

For further information, see “Legal Proceedings”.

US EXIM Facility and KORES-MMB Loan Facility

During the quarter ended December 31, 2012, on behalf of the Consortium and MMB, KORES entered into negotiations with the 2010 Project Financing Lenders in an effort to partially reactivate the 2010 Project Financing. In November 2012, the original US EXIM Facility was terminated by MMB. KORES renegotiated a new facility for approximately $419 million with US EXIM (inclusive of approximately $126 million previously outstanding under the original US EXIM Facility, which obligations were novated to and assumed by KORES) (“Kores EXIM Facility”) to be used to finance further construction and development of the Boleo Project. KORES is the only borrower under the Kores Exim Facility.

In December 2012, KORES unilaterally provided MMB with a new corporate loan facility subordinated in payment to the senior debt facilities (the “KORES-MMB Facility”). The parties also unilaterally agreed that the facility carries an ordinary interest of 13% per annum net of any withholdings and that the ordinary interest shall be paid 3.0% on a semi-annual basis, with the remaining 10% accrued and paid in a lump sum with the outstanding principal amount on June 18, 2015. The shareholders of MMB are negotiating the terms of the interest rate to be charged to MMB. Although, no revision has been agreed to, KORES has stated that the interest rate to be charged to MMB would be 4% per annum (see Corporate Outlook – MMB Shareholder Loans to Equity Conversion, New MMB Shareholders Agreement and MMB Debt Restructuring). At December 31, 2013, the KORES-MMB Facility was fully drawn by MMB.

Investment in MMB

The Company’s investment in MMB is a combination of shares in common stock and shareholder loans receivable. Upon loss of significant influence, 100% of the fair value of the Company’s retained interest in MMB was allocated to shareholder loans receivable, resulting in a nil value allocated to the equity investment in MMB.

The principal balance of the shareholder loans to MMB is $93.8 million as of December 31, 2013 (See “Consortium Phase II Funding”). It is management’s judgement that the initial fair value of $17.9 million as at April 30, 2013, incorporated the expectation that the shareholder loan balance would be reduced to $93.8 million, and therefore no further adjustment was required to the carrying value of the loan receivable when the actual final loan principal transfer was completed on July 30, 2013.

Baja Mining Corp. MD&A Year ended December 31, 2013

Subsequent to the initial recognition of $17.9 million, the shareholder loans are measured at amortized cost using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the financial instrument’s expected life to the net carrying amount of the financial instrument. The Company calculated an effective interest of 61.3% at inception as of April 30, 3013, using the contractual cash flows associated with a $93.8 million principal balance over the remaining term of the loans, which mature on September 7, 2020. However, management considered the going concern uncertainties for MMB as described in “Risk Factors” and in note 1 of the Consolidated Financial Statements, and concluded that no interest income from these shareholder loans should be recognized during the period ended December 31, 2013.

Legal Proceedings

Following the emergence of the Boleo Project forecast cost overruns, various legal actions were launched against the Company. With the exception of the two matters described below, management does not consider any of these actions to be material and all were resolved prior to December 31, 2013

Louis Dreyfus

In May 2012, Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) commenced arbitration proceedings against Baja in the London Court of Arbitration (the "LCIA") and, in June 2012, proceedings against Baja in the Supreme Court of British Columbia. Both proceedings related to the Boleo Project cost overruns announced by Baja in April 2012. In July 2013, Baja filed a counterclaim against Louis Dreyfus in the LCIA arbitration proceedings. As a result of bringing the counterclaim, Baja was required to post Cdn$200 thousand with the LCIA (the "Counterclaim Security"), which funds were held in trust and were to be paid to Louis Dreyfus in the event that the arbitral tribunal in the LCIA arbitration proceedings awarded legal costs to Louis Dreyfus as a result of its defence of Baja's counterclaim. The Arbitration hearing was scheduled for April 28 - May 9, 2014.

In January 2014, Baja and Louis Dreyfus reached an agreement to settle their disputes and fully terminated these proceedings, which was completed in February 2014. For further information, see “Settlement of Louis Dreyfus Actions”.

Class Action

In July 2012, a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. Among other reliefs, the petitioner seeks:

  a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012;

  special damages in the amount of Cdn$250 million;

  punitive damages in the amount of Cdn$10 million; and

  interest and costs.

The class action lawsuit has not been certified and may never be. Accordingly, the Company has not accrued any provision for this class action suit as of December 31, 2013.

The Company intends to defend itself and has engaged various legal counsels to advise and assist the Company in its defense against these and any other legal proceedings that may arise.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

 Baja Mining Corp. MD&A Year ended December 31, 2013

Corporate Outlook

The Company’s current focus is on addressing outstanding matters relating to the change of control of MMB and the Boleo Project and its restructuring so as to minimize potential risks and maximize potential value for the Company and its shareholders. In addition, the Company intends to investigate and potentially pursue alternative project opportunities, including the Cinto Colorado option.

Going concern considerations

See “Risk Factors”.

Update to Boleo Project NI 43-101Technical Report

On January 31, 2013, the Company announced that representatives from MMB, KORES and other third parties were continuing to contribute information and feedback on several key sections of the technical report commissioned in 2012 by MMB and KORES on the Boleo Project, and that significant progress had been made. However, at that time, the Company was unable to provide further guidance regarding the anticipated delivery date of the Updated NI 43-101 Technical Report due to a succession of delays in finalizing the technical report being prepared for MMB and KORES. At the time of its Annual General Meeting, the Company had been advised by SRK that it expected that a first draft of the Updated NI 43-101 Technical Report would be available in July 2013.

On August 14, 2013, the Company announced that it had been advised by SRK Consulting Inc. (“SRK”) that it would be unable to provide the Company with a first draft of the Updated NI 43-101 Technical Report and that this latest delay was due to the ongoing discussions between the mining department of MMB, its geotechnical and mining consultants, and those of the remaining 2010 Project Financing Lenders (excluding U.S. EXIM) regarding certain key aspects of the Boleo mine plan on which consensus remained to be established.

Accordingly, the Company instructed SRK to suspend any further work on the Updated NI 43-101 Technical Report for the time being, pending resolution of the complex matters relating to the mine plan. As at the date of this MD&A, the Company has been informed by MMB that it continues to evaluate methods to optimize the underground mining and the level of underground production compared to open-pit, the outcome of which may influence mining costs and project economics. Further, the Company understands that at this time MMB and KORES no longer have SRK actively working on revising the Boleo mine plan. Therefore, the Company remains unable to progress or provide any further guidance regarding the timing of the completion of the Updated NI 43-101 Technical Report.

The preparation of the Updated NI 43-101 Technical Report is dependent upon MMB and KORES, who are working with their mining consulting engineers to revise and improve the design of the mining operations, which will provide the basis for the NI 43-101 Technical Report. The Company has no control or influence over the finalization of the mine plan or other technical aspects of the operations that will underpin the Updated NI 43-101 Technical Report.

At such time that the Company may be in a position to progress the preparation of the Updated NI 43-101 Technical Report, it is the Company’s intention to do so. The Company will disclose the findings of the summary of the Updated NI 43-101 Technical Report in a news release when it becomes available and has been reviewed by the Company. Subsequently, upon delivery, the Company will file the final Updated NI 43-101 Technical Report within 45 days of that announcement. Under the terms of the Consortium Financing, upon filing the Updated NI 43-101 Technical Report on SEDAR, the Company will have 60 days without financial penalty to complete a non-backstopped rights offering to provide it with funds to exercise its Phase II Participation Right. At this time, management believes that a non-backstopped rights offering is unlikely to be supported by shareholders.

Management is hopeful that once the valuation of the Boleo Project is determined, it may be in a position to better evaluate its strategic options for its remaining interest in MMB.

Baja Mining Corp. MD&A Year ended December 31, 2013

MMB Shareholder Loans to Equity Conversion, New MMB Shareholders Agreement and MMB Debt Restructuring

Subsequent to the year end, the Company entered into negotiations with KORES to join it and the other members of the Korean Consortium in agreeing to a conversion of all of the outstanding shareholder loans of MMB into equity of MMB (the “Conversion”). In connection with the Conversion, KORES has stated that the interest rate to be charged on the KORES-MMB loan facility of US$419 million, which replaced the US EXIM facility novated and assumed by KORES in November 2012, would be reduced from 13% to 4% per annum. The Conversion is intended to assist MMB in obtaining further financing for the Boleo Project and in its efforts to restructure its existing project financing. In parallel with the negotiations on the Conversion, Baja and KORES are also negotiating an agreement on certain key terms to be included in a new MMB shareholders agreement. In addition, the Company has provided comments to MMB and KORES on a draft debt restructuring term sheet that MMB and KORES have presented to the remaining 2010 Project Financing Lenders. The Company will provide further updates as appropriate.

Boleo Project Development Activities

The following description of the Boleo Project is based in part upon information set out in the March 2010 Technical Report on the Project, which is available on the Company’s website or on www.sedar.com (the “March 2010 Technical Report”). The preparation of the Updated NI 43-101 Technical Report that would have otherwise superseded the March 2010 Technical Report, has been suspended pending the finalization of a revised Boleo mine plan by MMB, KORES and its mining engineering consultants for its to become possible to prepare a NI 43-101 compliant technical report. Readers are cautioned that the Company exerts no control or influence over the Boleo mine plan redesign process or timing and therefore cannot provide any guidance as to when the Updated NI 43-101 Technical Report may become available. Additionally, readers are further cautioned that information regarding the Boleo Project in the Updated NI 43-101 Technical Report may differ significantly from the information contained in the March 2010 Report and its existing public disclosure.

Information presented in the sub-section “Construction”, “Schedule” and “Mining” below are based on or derived from information provided to the Company by MMB. The Company ceased to control MMB or be the operator of the Boleo Project following the completion of the Phase I Funding on August 27. 2012. Readers are cautioned that while the Company has no reason to believe that the information provided to it by MMB and reflected herein is not materially correct, it has not independently verified the accuracy or completeness of such information and must rely on MMB for the provision of such information.

Boleo is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometers south of San Diego, California. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The Project is located within the “buffer zone” of the El Vizcaíno Biosphere (“El Vizcaíno”), a Mexican National environmental reserve; and the required Environmental Impact Manifest has been approved by Mexican authorities, allowing the Project to be built and operated in the buffer zone of El Vizcaíno.

As set out in or derived from the March 2010 Technical Report, the plant at that time was expected to produce, on average, 125 million pounds of copper per year for the first 6 years from ore supplied at an average grade above 2% and an average of 84 million pounds of copper per year at an average ore grade of 1.33% for the scheduled mine life of 23 years. The above figures are subject to change as a result of the revised mine plan being developed by MMB.

Construction

During 2013, development activity at the Boleo Project was returned to a targeted schedule supported by the financial backing of KORES. However, the Project continued to experience work force shortages, being unable to

Baja Mining Corp. MD&A Year ended December 31, 2013

attract sufficient numbers of suitably skilled and experienced workers to reach required levels at the Project. In July 2013, the MMB Board approved a revised project budget of $1.795 billion. At the end of December 2013, the total project commitments reached $1.604 billion and total project spending was $1.544 billion. MMB has advised the Company that the latest available total forecast project cost is in line with the approved project budget amount.

At the end of December 2013, overall construction progress on site was reported at 90.8%, with copper completion measured at 95.2%. Piping progress is behind schedule at 76.9% and unless progress improves there may be further impact on the project schedule. Earthworks, concrete and structural steel installation are substantially complete. Electrical progress was measured at 82.0% and instrumentation at 38.2%. The completion certificate for the tailing dam project was signed off in late November 2013 and final commissioning is in progress.

At the end of December 2013, a total of 2,979 individuals were working on the Boleo Project, down from a peak of 3,843 at the end of September 2013, reflecting the loss of contractors over the December holiday period. Staffing numbers recovered to 3,427 by the end of January 2014. There is still a push to attract more skilled craftsmen to site. The engineering effort by ICAF and the vertical venders were complete except for the final reviewing of drawings for the back end of the plant to determine that all materials have been ordered for the job site.

Pre-commissioning and commissioning activities commenced in late September and October 2013 with the utilities area, comprised of the 3-7.7MW Gensets, air systems, steam generation and desalination systems. MMB operations are still completing training and long term contracting activities and detailed plans for operational readiness have been developed. New hires for December totalled 40 which resulted in a net increase of 31 for the month resulting in a total force of 877 with 907 being the goal for start-up. The MMB operation groups continue to emphasize long term programs and planning required to have their employees ready for operations early in the New Year. Maintenance personnel have been getting experience with the existing operating facilities and some operator personnel are assisting in the installation of the anodes in the Copper Electro-winning facility.

Schedule

In December 2013, the Company announced that MMB had reported to Baja that:

  MMB is targeting mechanical completion of the copper circuit by the end of January 2014, but given potential manpower shortages during the holiday period there is potential that this completion may slip to the end of February.

  Plant commissioning is expected to extend three months from the date of mechanical completion of the copper circuit, with first ore (or hot commissioning) targeted to commence by May 1, 2014, and first copper production by June 1, 2014.

  The mechanical completion of the cobalt zinc circuits is now scheduled at the earliest for the middle of May 2014, with first production still scheduled at the earliest for July 1, 2014.

However, as of the date of this MD&A, the latest available project schedules provided by MMB, which are currently under review, show that the date for mechanical completion of the copper circuit has been delayed until the end of March 2014 as a result of piping and instrumentation, with the target date for the production of first copper by June 1, 2014 unchanged. The target date for the mechanical completion of the cobalt zinc circuits is now scheduled for the middle of June 2014, with first production scheduled for the end of July 2014. Manpower shortages were experienced in December with many contractor employees leaving for the holidays despite retention incentives being in place.

Mining

During the 2013, MMB mine engineering and representatives from KORES and MMB’s geotechnical and mining consultants, and those of the Remaining 2010 Project Financing Lenders, continued work on developing a mine plan. These parties continue to evaluate methods to optimize the underground mining, and determine the level of

Baja Mining Corp. MD&A Year ended December 31, 2013

production from underground compared to open pit, the outcome of which may influence mining costs and project economics.

For the 12 months ending December 2013, the underground mining team achieved 18.0% of its target with the late start of the mining contractor, TK Mining and the unreliability of the Dosco underground miners being significant obstacles. However, the roof support time requirements and geological conditions remained the largest factors in the lower rates of underground production. In the months of July and August the focus was on higher priority work to prepare new portal locations at M303S, M309 and M302 (alternate) face-up. M303S was advanced during June 2013 with three entries at the Manto 3 level and in late July, MMB mine personnel passed the operation of the M303S to the TK Mining contract crew. In September, M302 was closed due to excessive roof failures. In October, MMB advanced the new M309, which continued to have good roof conditions influenced by thicker interburden and lower frequency of faults. Progress was initiated in November in the new M312. All underground mines advanced at the Manto 3 level in all entries.

A newly rebuilt Joy miner was received at site mid-September 2013 and has since improved miner availability. A second Joy miner was ordered in November 2013 with an expected 4-6 month delivery period.

For the 12 months ending December 2013, the surface mining team has achieved 88.2% of its ore mining and 73.8% of its waste moving targets. Problems with the Kenworth haul trucks and loader capacity continued to hamper surface mining productivity as well as a focus on higher priority waste production by MMB equipment to prepare new portal locations at the new M312 mine site and M302 (alternate). At the end of December 2013, the surface mine group continued to expose mineral with overburden production from OC3050, OC3170, OC3130 and Sugar Pot areas.

During 2013, the surface mining group continued to expose mineral with overburden production from OC309, OC3010N, OC3010S(M302), OC3040, OC3050(M302), OC3050N, OC3050S, OC3070, OC3130, OC3170 and Sugar Pot areas. High and medium grade mineral was removed from OC3010N, OC3010S, OC3040, OC3050, OC3050N, OC3050S, OC3070, M312 and Sugar Pot areas and placed in the MMF Stockpile.

Mine engineering and geology during the quarter focused on a number of ongoing mine design issues in support of both surface and underground mining operations, including the M309 mine portal location, alternative mine design and portal location for M302 (alternative), and new design and portal locations for two M312 options. In addition, mine engineering continued support of the Sugar Pot surface mine designs and operations, and reviewed plans for the new Sugar Pot North and West and OC3130 surface mines. Development of new stockpile areas continued and evaluation of limestone mine targets in the Dos de Abril area.

At the end of December 2013, there has been a total of 2.1 million tonnes of ore added to the stock piles.

Review of operating results

Comparison of the Year ended December 31, 2013 to the Year ended December 31, 2012

For the year ended December 31, 2013, the Company recorded a loss attributed to its shareholders of $29.32 million or $0.09 per share (basic and diluted) as compared to a loss attributed to its shareholders of $270.27 million or $0.79 per share (basic and diluted) for the year ended December 31, 2012. The decrease in the loss reflects: i) the reduced level of MMB losses attributable to the Company’s results in 2013, reflecting the Company’s lower percentage ownership in MMB and loss of significant influence; ii) the significant impairments recorded by MMB following identification of the cost overrun in Q2 2012 and iii) management’s continued efforts to reduce costs in 2013.

Operating expenses during the year ended December 31, 2013 were $4.59 million compared to $208.49 million for the year ended December 31, 2012. A summary of the most significant differences are discussed below:

  Office and administration: $0.54 million ($2.15 million in 2012) – the decrease relative to 2012 is the result of the downsizing of operations during 2012, the relocation of the Company’s Vancouver head office in December 2012 to smaller office premises, and the elimination of MMB office costs consolidated in 2012;

Baja Mining Corp. MD&A Year ended December 31, 2013

  Wages: $1.59 million ($4.69 million in 2012) – the decrease in wages in 2013 compared to 2012 reflects the savings from work force reductions following the announcement of the cost overrun in April 2012, and the elimination of MMB wages previously consolidated in 2012. The wages for 2013 include severance payments of $0.82 million. Wages in 2012 include discretionary retention payments, which the Board extended to certain individuals who they determined to be critical to the continuation or transition of the Boleo Project, while savings from a reduction in staff levels at the Company’s head office at the end of May 2012 were offset by severance extended to those individuals affected;

  Management and directors fees: $0.52 million ($1.73 million in 2012) – the decrease relative to 2012 reflects a 50% reduction in the fees paid to the CEO beginning in May 2013 and a further 50% reduction effective the beginning of November 2013, and lower fees paid to the directors in 2013 given the smaller Board, lower per director fee levels and fewer number of meetings. The prior year expense also includes $0.86 million paid as severance to the former CEO;

  Professional and consulting fees: $1.23 million ($5.11 million in 2012) – the fees in 2013 include net legal costs incurred in relation to the defence against certain legal actions and accounting and auditor fees.
  The raised level of fees in 2012 reflects the greater use of legal and other advisers in connection with matters related to the cost overrun and greater reliance on external consultants given employee reductions and voluntary departures;

  Stock-based compensation: $0.03 million ($0.34 million in 2012) – the Company did not grant any options during 2013, and the last remaining unvested option grants were fully vested in the current quarter. The 2012 expense reflects the impact of a number of forfeitures of unvested stock options previously granted to employees affected by the staff reductions or voluntary departures in the Vancouver head office or at MMB during the last two quarters and very limited option grant activity during 2012;

  Shareholder information: $0.97 million ($2.30 million in 2012) – the cost in 2013 reflect costs related to the annual general and special meeting held in June 2013. The higher level of expenditures incurred in 2012 reflects $1.5 million of costs related to a special shareholders meeting requisitioned by Mount Kellett Master Fund II A LP (“Mount Kellett”);

  Exploration and evaluation expenditures: $0.57 million ($nil in 2012) – The Company incurred expenditures in connection with entering into the Cinto Colorado option agreement at the end of April 2013 and related due diligence; and

  Impairments: $nil ($190.38 million in 2012) – during 2012, the Company recorded impairments amounting to: (i)$188.32 million relating to PPE, inventory and deferred financing costs in connection with the cost overrun and the loss of control of MMB in August 2012; (ii) $1.86 million relating to leasehold improvements at the Vancouver head office and related office equipment and (iii) $0.10 million against receivables to reflect management’s best estimate of recoverability at the year end.

Other items

  Foreign exchange gain: $1.51 million (loss of $7.86 million in 2012) – during 2013, the Canadian dollar weakened against the US dollar, while during 2012 the Canadian dollar strengthened against the US dollar during the period. Foreign exchange gains and losses are primarily unrealized and a result of Baja’s (Canadian functional currency) US dollar based investment in MMB. The level of the gain in 2013 is reduced due to the lower carrying value of the Company’s investment in MMB;

  Loss on deconsolidation of subsidiary: $nil ($127.26 million in 2012) – the Company recognized a loss in 2012 upon the loss of control of MMB;

  Loss on dilution of interest in associate: $31.64 million ($nil in 2012) – the Company recognized a dilution loss of $17.67 million in the quarter ended March 31, 2013 on the decrease in the MMB equity ownership from 49% to 26.2%, and recognized a further loss of $13.97 million in Q2 2013 upon the loss of significant influence over MMB;

Baja Mining Corp. MD&A Year ended December 31, 2013

  Share of results in associate: income of $5.83 million (income of $9.99 in 2012) – the Company recognized its proportionate share of MMB income in 2013 up until April 30, 2013, the date at which it is estimated the Company lost significant influence over MMB. MMB’s income during 2013 for the period up to the date of the loss of significant influence is substantially attributable to a fair value adjustment gain on MMB’s zero cost collar copper hedge contracts. In 2012, the Company recognized its proportionate share of losses realized in MMB for the period subsequent to its loss of control and deconsolidation in August 2012;

  Fair value gain / loss related to derivative instruments: $nil (gain of $10.58 million in 2012) – the Company recognized fair value adjustments on its derivative contracts as follows:

    $nil on its purchase put option related to the Company’s equity cost overrun facility, compared to a loss of $5.82 million in 2012;

    As the Company ceased to consolidate MMB in August 2012, during 2013 it did not recognize any fair value adjustments relating to MMB’s: (i) zero cost collar copper hedge contracts ($3.34 million loss in 2012); and (ii) mandatory prepayment derivative liabilities related to certain of MMB’s senior and subordinate debt facilities ($19.74 million gain in 2012); and

  Tax expense: $0.47 million tax expense ($1.67 million tax recovery in 2012) – the tax expense or recovery reflects changes in accrued withholding tax liabilities on interest to be received on MMB shareholder loans, which is estimated at each reporting date based on management’s assessment of future tax obligations and the portion attributable to the current reporting period.

Comparison of the three-month period ended December 31, 2013 to the three-month period ended December 31, 2012

For the three-month period ended December 31, 2013 (“Q4 2013”), the Company recorded income attributed to its shareholders of $0.19 million or $nil per share (basic and diluted) as compared to income attributed to its shareholders of $1.23 million or $nil per share (basic and diluted) for the same period in 2012 (“Q4 2012”). The income in Q4 2013 was attributable to a $0.71 million foreign exchange gain during the quarter that offset general and administrative expenses of $0.34 million and exploration and evaluation expenses of $0.18 million. In Q4 2012, the reported income included income of $25.18 million representing the Company’s share of results in associate in the quarter and a tax recovery of $2.42 million, partly offset by loss of $15.70 million relating to its purchase put option related to the Company’s equity cost overrun facility and a further true-up loss adjustment on the deconsolidation of MMB of $11.43 million.

Operating expenses during Q4 2013 were $0.52 million compared to $0.85 million for the same period in 2012. A summary of the most significant differences are discussed below:

  Office and administration expenses: $0.11 million expense ($0.05 million expense recovery in Q4 2012) – the decrease in office and administrative expenses reflects the deconsolidation of MMB and certain cost recoveries relating to the sub-let of the Company’s former head office premises in December 2012;

  Wages: $0.12 million ($0.43 million in Q4 2012) – the decrease relative to Q4 2012 reflects the savings of further work force reductions in Q1 and Q2 2013;

  Management and director fees: $0.67 million ($0.23 million in Q4 2012) – the decrease relative to Q4 2012 reflects a 50% reduction in the fees paid to the CEO beginning in May 2013 and a further 50% reduction effective the beginning of November 2013, and reduced director compensation, due both to lower per director fee levels and a fewer number of meetings;

  Professional and consulting fees: $0.03 million ($0.19 million in Q4 2012) – the fees in Q4 2013 include net legal costs incurred in relation to the defence against certain legal actions offset by certain insurance recoveries during the period. The higher level of fees in Q4 2012 relates mainly to greater use of legal counsel to defend the Company against the various legal and regulatory proceedings brought against the

Baja Mining Corp. MD&A Year ended December 31, 2013

  costs of which were not recoverable under the Company’s insurance and greater reliance on external consultants given recent employee reductions and voluntary departures;

  Stock-based compensation: $nil (negative expense of $0.03 million in Q4 2012) – there were no option granted or vested during the quarter. The negative expense in Q4 2012 reflects the impact of a number of forfeitures of unvested stock options previously granted to employees affected by the staff reductions or voluntary departures in the Vancouver head office or at MMB during prior quarters;

  Exploration and evaluation expenditures: $0.18 million ($nil in Q4 2012) – The Company incurred due diligence expenditures in connection with the Cinto Colorado option entered into in at the end of April 2013; and

  Impairments: $nil ($0.10 million in Q4 2012) – in Q4 2012, the Company recorded an impairment against receivables to reflect management’s best estimate of recoverability at the year end.

Other items

  Foreign exchange gain: $0.71 million (gain of $1.60 million in Q4 2012) – the Canadian dollar weakened against the US dollar during Q4 2013, as well as in Q4 2012. The foreign exchange gain or loss is primarily a result of Baja’s (Canadian functional currency) US dollar based investment in the Boleo Project;

  Share of results in associate: $nil ($25.18 million income in Q4 2012) – following the loss of significant influence over MMB in Q2 2013, the Company no longer equity accounts for its investment in MMB recording its share of results in associate. In Q4 2012, the Company recognized its proportionate share of income realized in MMB for the quarter, which was positively impacted by a fair value adjustment gain on its zero cost collar copper hedge contracts and a partial reversal of the impairment on MMB property, plant and equipment relating to the significant forecast cost overrun on the Project announced in the quarter ended June 30, 2012;

  Loss on deconsolidation: $nil ($11.43 million loss in Q4 2012) – the loss in Q4 2012 was attributable to adjustments to carrying values of certain MMB balances at the date of loss of control.

  Fair value adjustments related to derivative instruments: $nil ($15.7 million loss in Q4 2012) – the Company recognized a fair value adjustment on its purchase put option related to the Company’s equity cost overrun facility. During Q4 2012, the commercial banks party to the 2010 Project Financing exercised their right to terminate the $50 million cost overrun facility. As such, at that time a draw on the Louis Dreyfus cost overrun facility did not appear to be possible, and therefore management determined that the value of the Louis Dreyfus put option should be reduced to $nil as of December 31, 2012; and

  Tax expense: $nil ($2.4 million recovery in Q4 2012) – the Company did not accrue any further withholding tax liability relating to interest on the MMB shareholder loans in Q4 2013 given the uncertainty as to the timing and amount of interest expected to be paid. The significant tax recovery in Q4 2012 reflects a change in management’s estimation at the time of the withholding tax liability incurred on interest to be received on MMB shareholder loans.

Baja Mining Corp. MD&A Year ended December 31, 2013

Selected Annual Information

	2013	2012	2011
	USD '000s	USD '000s	USD '000s

(Loss) Income for the year attributable to shareholders of the Company	(29,319)	(270,273)	11,512
Earnings (loss) per share
- Basic	(0.09)	(0.79)	0.03
- Diluted	(0.09)	(0.79)	0.03
Total assets	24,076	54,376	766,984
Net working capital (deficit)(2)	(4,867)	(85)	(159,733)
Total non-current financial liabilities	1,541	1,072	258,713

(1)

The Company’s annual financial results as at and for the years ended December 31, 2013, 2012 and 2011 have been prepared in accordance with IFRS. The Company’s presentation currency is USD. The functional currency of Baja Mining Corp. is the Canadian dollar, the functional currency of Baja International, S.à r.l. and Boleo International, S.à r.l and MMB is the US dollar, while the functional currency of MMB’s subsidiaries Desarrollos y Servicios Costeros, S.A. de C.V. and Servicios y Desarrollos Meseta Central, S.A. de C.V. is the Mexican Peso. MMB was deconsolidated on August 27, 2012.

(2)

Includes $1.67 million receivable from MMB, which is classified as a current asset reflecting management’s judgment that the receivable from MMB is contractually due and owing, and as such, the receivable is a current asset. There is uncertainty to whether this receivable will be realized into cash within twelve months.

In Q4 2011, the Company commenced to draw on its 2010 Project Financing as construction at the Boleo Project advanced. The income reported in 2011 was attributable to a large fair value adjustment gain on MMB’s zero cost collar copper hedge contracts due to a reduction in forward copper prices during 2011.

The significant loss attributable to shareholders and the decrease in total assets and total non-current liabilities in 2012 results from the deconsolidation of MMB during the year and reflects the significant impairments recorded following the cost overruns.

A discussion of loss for the year attributable to shareholders for 2013 is included in Review of Operating Results.

Review of quarterly results

The eight most recently completed quarters up to December 31, 2013:

	Q1 Mar 31, 2012	Q2 Jun 30, 2012	Q3 Sep 30, 2012	Q4 Dec 31, 2012	Q1 Mar 31, 2013	Q2 Jun 30, 2013	Q3 Sep 30, 2013	Q4 Dec 31, 2013
Total Revenues ($’000)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Income (loss) for the period attributable to common shareholders of the Company ($’000)	$(21,344)	$(100,946)	$(149,212)	$1,229	$(17,589)	$(10,724)	$(1,199)	$193
Basic income (loss) per share for the period	$(0.06)	$(0.30)	$(0.44)	$ -	$(0.05)	$(0.03)	$ -	$ -
Diluted income (loss) per share for the period	$(0.06)	$(0.30)	$(0.44)	$ -	$(0.05)	$(0.03)	$ -	$ -

(1)

The Company’s financial results presented above have been prepared in accordance with IFRS. The Company’s presentation currency is USD. The functional currency of Baja Mining Corp. is the Canadian dollar, the functional currency of Baja International, S.à r.l. and Boleo International, S.à r.l

Baja Mining Corp. MD&A Year ended December 31, 2013

and MMB is the US dollar, while the functional currency of MMB’s subsidiaries Desarrollos y Servicios Costeros, S.A. de C.V. and Servicios y Desarrollos Meseta Central, S.A. de C.V. is the Mexican Peso. MMB was deconsolidated on August 27, 2012.

The fluctuations in income (loss) attributable to shareholders of the Company is primarily impacted by foreign exchange fluctuations between the Canadian and US dollars, with the largest impact attributable to Baja’s (Canadian functional currency) US dollar based investment in the Project, and prior to Q4 2012 the mark-to-market fair value adjustments on MMB’s and the Company’s derivative instruments. The fluctuation of foreign exchange rates and other market factors, such as copper prices and interest rates impact the magnitude of the fluctuation from quarter to quarter.

Prior to the change in control of MMB in Q3 2012, the operating costs of the Company were predominantly related to Baja, as the majority of MMB costs were capitalized as the Company continued development of the Project. For the period subsequent to August 27, 2012, the date of deconsolidation of MMB, through to the loss of significant influence on April 30, 2013, any operating income or losses of MMB are accounted for using the equity method. Subsequent to April 30, 2013, the Company’s investment in MMB is carried as a loan receivable (see “Investment in MMB”).

The Q2 and Q3 2012 losses, respectively, were primarily driven by the an impairment loss of $188.1 million relating to the Boleo cost overrun and a loss of $115.8 million recognized on the deconsolidation of MMB, following completion of the Phase I interim financing and the related dilution in the Company’s interest in MMB from 70% to 49%. The income in Q4 2012 reflects the Company’s 49% share of MMB’s income for the quarter, which was attributable to a fair value gain on its zero cost collar copper hedge contracts. The losses in Q1 and Q2 2013 reflect the loss on dilution of interest in associate. The Company’s results in Q3 and Q4 2013 reflect the operations of the Company, and are no longer impacted by the results of MMB. The income in Q4 2013 reflects a foreign exchange primarily a result of Baja’s (Canadian functional currency) US dollar based investment in the Boleo Project.

Liquidity and capital resources

MMB’s mineral exploration and development activities have provided the Company with no source of income, and a history of losses, working capital deficiencies and deficit positions. As noted in “Risk Factors”, the Company’s liquidity position is a factor contributing to the substantial doubt regarding the Company’s ability to continue as a going concern.

Subsequent to August 27, 2012, the Company no longer consolidates the operating results of MMB in the Company’s Statements of Operations and Statements of Cash Flows, and the Balance Sheet line items as at December 31, 2013 and 2012 exclude the assets and liabilities of MMB.

The Company’s combined cash and cash equivalents and short-term deposits as at December 31, 2013, totaled $3.10 million (December 31, 2012 - $6.57 million). During the 2013, restricted cash of $1.27 million held in trust, originally set aside in 2012 to cover any obligations for employee benefits, was released from restricted cash and transferred to unrestricted cash while $0.19 was deposited with the London Court of Arbitration as security in connection with the Louis Dreyfus Arbitration. All of the funds are highly liquid and are available immediately. The Company has a working capital deficit position of $4.87 million as at December 31, 2013 (December 31, 2012 – deficit of $0.1 million). This increased deficit is attributable to cash utilized in operations during 2013.

During the year ended December 31, 2013, the Company utilized $4.39 million of cash in operations (2012 -$19.36 million). This was measured after taking into account adjustments for non-cash items such as impairments of $nil (2012 - $190.38 million), fair value loss on derivative contracts of $nil (2012 - $10.58 million gain), unrealized foreign exchange gain of $1.51 million (2012 - $7.69 million loss), an unrealized loss on deconsolidation of MMB of $nil (2012 - $127.26 million), a loss on dilution of interest in associate of $31.64 million (2012 - $nil), share of associate income of $5.85 million (2012 – income of $9.99 million) and the tax provision of $0.47 million (2012 – recovery of $1.67 million). In addition, net changes in working capital balances released cash of $0.14 million (2012 – used cash of $2.94 million).

Baja Mining Corp. MD&A Year ended December 31, 2013

The Company did not complete any equity financings during the year ended December 31, 2013 (2012 - $nil), nor received any cash proceeds (2012 - $1.02 million) through the exercise of stock options and share purchase warrants.

The Company incurred cash expenditures on construction deposits and property, plant and equipment of $nil (2012 - $279.24 million), had an increase in value-added tax recoverable of $nil (2012 - $2.08 million), redeemed short term deposits of $0.97 million (2012 - $32.65 million) and utilized $1.03 million (2012 – utilized $3.16 million) of its restricted cash. In 2012, the Company realized proceeds of $0.50 million on the sale of certain leasehold improvements and office furnishing, fittings equipment. The absence of expenditures on construction deposits and property, plant and equipment during the period reflects that the Company no longer consolidates the results of MMB following the loss of control in August 2012.

In the year ended December 31, 2012, prior to the Event of Default and loss of control in MMB in August 2012, the Company received total proceeds from senior debt facilities of $180.00 million, and the Consortium contributed shareholder loans of $97.47 million.

As at December 31, 2013, and as of the date of this MD&A, MMB remains in an Event of Default. Should MMB remain in an Event of Default and be unable to negotiate a formal debt restructuring agreement or a further extension to the latest standstill agreement that is due to expire on April 30, 2014, as a result of this (or any other arising) default, the Remaining 2010 Project Finance Lenders may exercise any combination of available remedies, including accelerated payment demand of the debt facilities. Under the terms of the current senior lending facilities completion guarantee, the Company is liable as a guarantor for its proportionate obligation (70%) of the senior borrowings and any amounts required under the economic completion guarantee. See “MMB debt guarantees”.

The Company has recorded a receivable from MMB for $1.67 million in respect of the cumulative margin on services provided to MMB since 2009 pursuant to a services agreement, which was terminated by MMB during Q1 2013. At December 31, 2013, the Company has recorded this amount owing as a current asset on the basis that the agreement has been terminated and management believes that the amount is contractually due and owing. However, the timing of settlement is currently under discussion with MMB, and MMB has communicated to the Company that it does not intend to settle the amount owing until such time as the Boleo Project is profitable, and there is some uncertainty to whether this receivable will be realized into cash within 12 months.

Should the MMB remain in an Event of Default at the expiration of any standstill agreement, currently covering the period until the earlier of the execution of a formal debt restructuring agreement, and April 30, 2014, as a result of this (or any other arising) default, the remaining 2010 Project Finance Lenders may exercise any combination of available remedies, including accelerated payment demand of the debt facilities. Under the terms of the current senior lending facilities completion guarantee, the Company is liable for its proportionate obligation (70%) of the senior borrowings and any amounts required under the economic completion guarantee. See “MMB debt guarantees”.

In the absence of any of the going concern matters arising as set out in “The Company may be unable to continue as a going concern”, the Company believes that it has sufficient cash resources to fund its operations for the next 12 months. However, the Company may not have sufficient funds and may need to raise additional funds to successfully develop the Cinto Colorado project and exercise its option, or pursue other potential project opportunities. There can be no assurance that the Company would be able to obtain adequate financing in the near future or that such financing would be on terms acceptable to the Company.

Baja Mining Corp. MD&A Year ended December 31, 2013

Commitments, contingencies and contractual obligations

As at December 31, 2013, the Company had the following undiscounted contractual obligations:

Contractual Obligations	Payments due by period (thousands of US dollars)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5
					years
Accounts payable	$1,104	$1,104	$nil	$nil	$nil
Operating lease obligations [1]	$119	$51	$68	$nil	$nil
Subordinated debt[2]	$10,000	$10,000	$nil	$nil	$nil
Total	$11,223	$11,155	$68	$nil	$nil

1	The Company has an office lease for its corporate head office expiring in April 2016, committing the Company to an average monthly lease payment of $4.4 (CDN$4.5).
2

The Company has a refundable deposit liability of $10 million from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made by MMB not to produce manganese from the Project by the economic completion date of the project. Alternatively, additional consideration may be paid to the Company by the Consortium of $13 million upon a positive decision related to the production of manganese. Following the loss of control of MMB, the Company anticipates that it may lose its ability to direct the manganese developments and therefore the liability is recorded as a current liability at face value.

On January 24, 2014, Baja announced that it has reached an agreement with Louis Dreyfus to settle their disputes relating to the Boleo Project (see “Settlement of Louis Dreyfus Actions”).

In addition, following the Company’s announcement of the forecast Project cost overruns on April 23, 2012, the Company has become subject to a class action lawsuit initiated by a shareholder seeking among other relief, damages in the amount of Cdn$250 million. See “Legal proceedings” for further details on legal proceedings and litigation.

MMB debt guarantees

Under the terms of the Company’s current senior lending facilities completion guarantee, the Company is liable as guarantor for 70% of MMB’s borrowings under the 2010 Project Financing. In addition, the Company has provided an overall economic completion guarantee, but shall not be required to contribute more than 70% of any such amounts required. As at December 31, 2013, there is $229.3 million drawn (including accrued interest) by MMB under the 2010 Project Financing. In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. During June 2013, the commercial banks closed out the majority of the hedge position, with the remainder closed out in July 2013.

The terms of the Consortium Financing state that Baja will seek to reduce its guarantee to reflect its proportionate equity interest in MMB when financing documents are renegotiated as part of an overall financing solution.

During the year, KORES contributed a further $466.1 million in construction funding to MMB and, subsequent to December 31, 2013, contributed a further $59.2 million.

Off-balance sheet arrangements

In 2012, the Company entered into a lease assignment for offices no longer used by the Company. In order to induce the landlord to approve the assignment, the Company provided an indemnity agreement to the landlord. The Company will remain liable during the balance of the lease term in the event the assignee does not fulfil its obligation to the landlord. The lease expires September 30, 2020.

Baja Mining Corp. MD&A Year ended December 31, 2013

The future aggregate minimum lease payments by the assignee to the landlord covered by this indemnity agreement are as follows:

(USD ‘000s)
Not later than one year	600
Later than one year and not later than five years	2,489
Later than five years	1,118
4,207

No amount has been accrued for this indemnity as of September 30, 2013, as management has assessed that it is not probable that the Company will be required to cover any amounts under the indemnity.

The Company does not have any other material off-balance sheet arrangements, including guarantee contracts, contingent interests in assets transferred to an entity, or other derivative instruments obligations not already described herein.

Transactions with related parties

Compensation of key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, other senior members of the management team, and the board of directors.

The compensation paid or payable to key management, or to companies in common with key management personnel, for services provided is shown below.

	Year ended December 31,
(thousands of USD)	2013	2012
Salaries, director fees, management fees, and short-term employee benefits	713	1,802
Termination benefits	-	1,394
Stock-based compensation	5	373
	718	3,569

The termination benefits above were paid to the former President and Chief Executive Officer, former Chief Financial Officer, former VP Engineering and Construction, and former VP Administration and Corporate Secretary.

Transactions with MMB

Under a management services agreement, the Company provided certain administrative, technical and other support services to MMB. In November 2012, MMB provided the required 90 days’ notice to terminate this management service agreement.

Prior to the loss of control of MMB in August 2012, any intercompany transactions with MMB were eliminated upon consolidation. Subsequent to the loss of control of MMB, the Company has recognized $0.58 million (2012 - $1.10 million) in recoveries in the consolidated statements of operations as an offset against general and administrative expenses.

MMB ceased being a related party to the Company when the Company lost significant influence over MMB in the second quarter of 2013. At December 31, 2013, $1.67 million (December 31, 2012 - $1.74 million) is included in other current assets.

Baja Mining Corp. MD&A Year ended December 31, 2013

Other related parties

The Company also recognized $nil (2012- $0.53 million) of general and administrative expense recoveries from a company with directors and officers in common.

When MMB was a subsidiary of the Company, loans from the Consortium to MMB also represented related party transactions. At the date of loss control on August 27, 2012, the Consortium had advanced a total of $251,085 in subordinated debt to MMB.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of various future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates.

Estimates are reviewed on an ongoing basis using historical experience and other factors that are considered relevant given the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period are as follows:

(i)	Measurement of the refundable deposit liability

A refundable deposit liability is payable to the Consortium should a decision be made not to produce manganese from the Boleo Project by the economic completion date of the Project. The Company cannot accurately predict the outcome or timing of this decision (note 9 in the Consolidated Financial Statements).

(ii)	Recoverability of insurance and other receivables

If an insurance claim relates to a recovery of losses, the Company recognizes the recovery when it is probable and reasonably estimable.

Management’s judgment and estimates for the recoverability of insurance and other receivables are based on information available from internal and external resources at that time. Actual results could differ from these estimates and judgments, as additional information becomes known.

(iii)	Impairment of assets

The Company exercises judgement when evaluating the evidence of impairment for shareholder loans receivable. Where such evidence exists, estimates of future cash flows and the recoverable amount are required to determine the amount of any impairment.

Management’s judgment and estimates in these areas are based on information available from internal and external resources at that time. In assessing impairment for the shareholder loans receivable, management has considered a number of factors relating to the Boleo Project, including project funding (see note 1 in the Consolidated Financial Statements), latest available capital cost estimates and project schedules, preliminary mine and operating plans and other market indicators. Actual results could differ from these estimates and judgments, as additional information becomes known.

(iv)	Classification of Receivable from MMB

The Company exercises judgment in presenting the receivable from MMB as current or non-current. It is management’s judgment that the receivable from MMB is contractually due and owing, and as such, the receivable is a current asset. There is uncertainty to whether this receivable will be realized into cash within twelve months.

Baja Mining Corp. MD&A Year ended December 31, 2013

(v)	Income taxes

Foreign withholding taxes are payable when interest from shareholder loans are received. The accrued withholding tax is estimated at each reporting period based on management’s assessment of ultimate future tax obligations, and the portion attributable to current reporting period. Actual results could differ from these estimates and judgements, as additional information becomes known.

(vi)	Contingent liabilities

The Company recognizes a liability for contingent liabilities, such as the guarantees the Company has provided to lenders of MMB, when there is a present obligation arising as a result of a past event, payment is probable and the amount can be estimated reliably.

As at the reporting date, the MMB debt guaranteed by the Company is in default and the Boleo Project has experienced significant cost overruns. In the Company’s assessment of whether payment is probable under the guarantees, the Company considered the factors for MMB’s ability to continue as a going concern including the status of the existing MMB loan facilities, and the subsequent commitment by KORES to provide Phase II Funding Requirement (note 1 in the Consolidated Financial Statements).

In the Company’s assessment of whether payment or a loss is probable pursuant to the class action lawsuit, the Company considered that the class has not yet been certified and may never be.

Any changes impacting management’s assessment of the timing and probability of the Company’s obligations under the guarantees may result in the Company recording a liability on its balance sheet.

Changes in Accounting Standards

Adoption of new or revised IFRSs during the year

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. The changes were made in accordance with the applicable transitional provisions.

(i)	IFRS 10 – Consolidation

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013, and determined that the adoption of IFRS 10 did not result in any change in the consolidated financial statements.

(ii)	IFRS 12 – Disclosure of interests in other entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities, which establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, structured entities, and off balance sheet vehicles. The standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

The adoption of IFRS 12 did not result in any change in the disclosure annual consolidated financial statements for the year ended December 31, 2013.

Baja Mining Corp. MD&A Year ended December 31, 2013

(iii)	IFRS 13 – Fair value measurement

IFRS 13, Fair Value Measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis.

The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as of January 1, 2013.

IFRS 13 also establishes disclosures about fair value measurement. Previous IFRS guidance on measuring and disclosing fair value was dispersed among several standards, and in many cases did not reflect a clear measurement basis or consistent disclosures. The adoption of IFRS 13 resulted in additional disclosures on fair value measurements (note 23 in the Consolidated Financial Statements).

(iv)	Amendments to IAS 1 – Presentation of Financial Statements

The Company has adopted the amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit and loss and those that will not be reclassified. The Company has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

Adoption of new or revised IFRSs not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

(i)	IFRS 9 – Financial Instruments

IFRS 9, Financial Instruments, was issued in November 2009 and amended in October 2010 and in November 2013. IFRS 9 replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements.

The main difference is that, in cases where the fair value option is taken for financial liabilities, the part of the a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than in the consolidated statements of operations, unless this creates an accounting mismatch. IFRS 9 also amends some of the requirements in IFRS 7, Financial Instruments: Disclosures. In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9 pending the finalization of the impairment and classification and measurement requirements. The Company has not yet assessed the impact of this standard on the consolidated financial statements.

(ii)	IFRIC 21 – Levies

In May 2013, IASB issued IFRIC 21, Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The Company has not yet assessed the impact of this standard on the consolidated financial statements.

Baja Mining Corp. MD&A Year ended December 31, 2013

Share capital information

The Company did not grant any stock options to employees or directors of the Company subsequent to the balance sheet date. There had been no change to the Company’s issued and outstanding share capital as at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 340,213,025 issued and outstanding and 7,717,500 stock options outstanding and exercisable.

Subsequent to December 31, 2013, as part of the Louis Dreyfus Settlement all of the Company’s 7,408,727 outstanding warrants were cancelled. In addition, 375,000 options were cancelled.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure. Management, including the CEO and CFO of the Company conducted an evaluation of the effectiveness of the design and operations of the disclosure controls and procedures as required under U.S. Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2013.

Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S. and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s responsibility for internal controls over financial reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other than to address matters discussed below in respect of 2012, management confirms there were no significant changes in internal control over financial reporting or in disclosure controls and procedures during the year ended December 31, 2013 that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting or its disclosure controls and procedures.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework (1992), management, including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based on that assessment, management concluded that, as at December 31, 2013, the Company’s internal controls over financial reporting were effective. The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

As at December 31, 2012, management concluded that the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting, evidenced by significant adjustments being made to the financial statements which were not identified in the financial close process. The adjustments are attributable to the unusual and complex circumstances and events relating to the change in control in MMB. The circumstances and events giving rise to the change of control required the application of significant judgment in applying the principles of IFRS to uncertain future events. In this particular instance, this weakness had the potential to have resulted in material misstatements in the Company’s financial statements, and should also be considered to have been a material weakness in its disclosure controls and procedures.

Baja Mining Corp. MD&A Year ended December 31, 2013

Management concluded, and the audit committee agreed, that taking into account the unusual and non-recurring nature of the circumstances exposing the material weakness, and given the reorganization of the Company’s present operations, the Company does not have sufficient size and scale, or the necessity, to warrant the hiring of additional staff to address the weakness at this time. Should such unusual, one-off circumstances or transactions occur in the future, management would consider the need to retain appropriate external expertise. Management has acted to remediate this weakness in respect of 2013.

Baja Mining Corp. MD&A Year ended December 31, 2013